Exhibit 99.1

BiondVax Announces

Third Quarter 2016 Financial Results and Update

NESS ZIONA, Israel, Nov. 28, 2016 --BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing a vaccine against current and future seasonal and pandemic influenza strains, today announced its third quarter 2016 financial results for the quarter ended September 30, 2016 and provided a business update.

Third Quarter 2016 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to US$ is provided using the exchange rate of 3.758 (NIS/US$) as at September 30, 2016.

●	Third quarter operating expenses were NIS 3.47m ($923,000) compared with NIS 2.21m for the third quarter of 2015;

●	Third quarter R&D expenses amounted to NIS 2.42 ($644,000) compared with NIS 1.24m for the third quarter of 2015;

●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 29.67m ($7.97m) compared with NIS 37.53m as of December 31, 2015;

 Recent Corporate Update

●	The European UNISEC consortium sponsored Phase 2b processed the final participant in September. Study samples are currently being analyzed by the consortium and are expected to be finalized and released in the coming months.

●	Preparations for the United States NIH Phase 2 clinical trial is ongoing and progressing according to plan.

●	Professor Shai Ashkenazi, an experienced clinician-researcher who has guided multiple vaccines through clinical and regulatory approval phases to market was appointed to BiondVax's Scientific Advisory Board.

Dr. Ron Babecoff, CEO of BiondVax commented: "I am pleased that we are working according to plans both in the US and Europe."

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson Business Development Manager +972 8 930 2529 j.phillipson@biondvax.com	Kenny Green Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated Phase 2 & 3 trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

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BALANCE SHEETS

				Convenience translation (Note 2)
	December 31,	September 30,		September 30,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	33,470	36,294	15,091	4,016
Short term bank deposit	-	578	10,510	2,797
Marketable securities	2,016	2,016	2,017	537
Other receivables	1,442	1,594	727	193

	36,928	40,482	28,345	7,543
LONG-TERM ASSETS:
Marketable securities	2,048	2,047	2,050	545
Property, plant and equipment	2,044	2,191	1,592	424
Other long term assets	287	24	370	98

	4,379	4,262	4,012	1,067

	41,307	44,744	32,357	8,610
CURRENT LIABILITIES:
Trade payables	931	571	477	127
Other payables	768	758	466	124

	1,699	1,329	943	251
LONG-TERM LIABILITIES:
Options	5,994	6,863	3,528	938
Severance pay liability, net	69	67	74	20

	6,063	6,930	3,602	958

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of September 30, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, shares as of September 30, 2016, 2015 (unaudited) and December 31, 2015.	*) -	*) -	*) -	*) -
Share premium	110,679	110,352	111,697	29,722
Options	2,536	2,536	2,536	675
Other comprehensive income	12	12	8	2
Accumulated deficit	(79,682)	(76,415)	(86,429)	(22,998)

	33,545	36,485	27,812	7,401

	41,307	44,744	32,357	8,610

*)	Represents an amount lower than NIS 1.

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STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2015	2015	2016	2015	2016	2016
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,906	1,247	2,421	5,032	5,962	1,586
Marketing, general and administrative	3,397	966	1,049	2,216	2,819	750

Total operating expenses	11,303	2,213	3,470	7,248	8,781	2,336

Operating loss	11,303	2,213	3,470	7,248	8,781	2,336

Financial income	1,118	1,540	10	651	59	16
Financial expense	(24)	(5)	(291)	(20)	(491)	(131)
Financial income (expenses) due to revaluations of options	10	812	1,395	(315)	2,466	656

Total finance income , net	1,104	2,347	1,114	316	2,034	541

Net loss (income)	10,199	(134)	2,356	6,932	6,747	1,795

Other comprehensive loss (income):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(2)	1	(5)	(4)	(1)

Total comprehensive loss (income)	10,204	(132)	2,355	6,937	6,751	1,796

Basic and diluted net loss per share (NIS)	0.10	(0.00)	0.02	0.07	0.05	0.01

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	135,097,367	135,097,367	95,519,426	135,097,367	135,097,367

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